c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

September 16, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd
Confidential Draft Registration Statement on Form F-1
Submitted: August 25, 2014
CIK No.: 0001588084

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated September 8, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Registration Statement (“Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of the Registration Statement compared against the Third Amendment to Confidential Draft Registration Statement for your review.

Explanatory Note, Inside Front Cover Page of the Registration Statement

1.	We note here that you characterize the primary component of this offering as being for “up to” 1,600,000 shares. Your underwriters have firmly committed to this offering, and thus will be purchasing all 1,600,000 shares from you. Please revise.

We acknowledge the comment and have revised the Registration Statement as requested to delete the words “up to”.

Prospectus Cover Page

2.	Please remove the disclosure in the first paragraph after the table of contents that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

We acknowledge the comment and have revised the Registration Statement as requested to delete the referenced sentence. The remaining paragraph reads as follows:

Neither we nor the underwriter has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common shares only in jurisdictions where offers and sales are permitted.

Pamela A. Long, Assistant Director

September 16, 2014

Conforming changes have been made to the alternate page for the selling shareholder table of contents.

Corporate Information, page 8

3.	Your present two diagrams under the heading Post-Offering. It is not clear what each of these diagrams represents as well as how they correspond to the sentence on the bottom of page 8 which refers to selling shareholders holding 85.2% of common shares if the selling shareholder sells all of the shares offered in the resale registration statement. Please revise or advise as necessary.

The Registration Statement includes a single post-offering diagram, showing that the effect of the completion of the initial public offering (not assuming the sale of any of the selling shareholder’s shares) would be to reduce the shareholdings of Tanbsok Group Ltd from 100% to 92.6% of all shares. At the completion of the initial public offering, the public investors in the initial public offering would hold 7.4% of all shares. As the following paragraph notes, if the initial public offering were completed and all shares offered by the selling shareholder were then sold to the public, then Tanbsok Group Ltd would hold 85.2% of all common shares and public shareholders (including participants in the initial public offering and purchasers of the selling shareholder’s shares) would hold 14.8% of all shares.

Capitalization, page 36

4.	Your offering net proceeds amounts throughout the filing appear to be different. For example, on page 36, you indicate that the net proceeds of the offering will be $6.8 million. On page 32, you indicate that the net proceeds of the offering will be $6.2 million and your disclosures on page 122 indicate that they will be $7 million. Please revise as necessary throughout the filing.

We acknowledge the comment and have revised the Registration Statement to clarify throughout that the anticipated net proceeds will be calculated as follows:

Gross proceeds	$8,000,000
Underwriting discount (5%)	(400,000)
Gross proceeds before expenses	7,600,000

Underwriting expense allowance (1.25%)	(100,000)

Company offering expenses
SEC filing fee (does not include selling shareholder filing fee)	(1,237)
NASDAQ Capital Market Listing Fee	(75,000)
FINRA fees	(5,000)
Legal fees and expenses	(300,000)
Accounting fees and expenses	(250,000)
Printing and engraving expenses	(25,000)
Miscellaneous expenses	(50,000)
Total company expenses	(706,237)

Total Expenses	(806,237)

Net proceeds after discount and expenses	6,793,763

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Pamela A. Long, Assistant Director

September 16, 2014

Management's Discussion and Analysis, page 38

Critical Accounting Policies, page 55

Allowance for accounts receivable and advance to suppliers, page 56

5.	We note your response to comment 9 of our letter dated July 25, 2014. Of your gross accounts receivable balance at December 31, 2013 of $30.1 million, you have subsequently collected $25.3 million. Of the remaining $4.8 million of uncollected amounts, you had recorded an allowance for accounts receivable of $1.7 million. Of your gross advances to suppliers balance of $11.5 million at December 31, 2013, approximately $9.3 million has been utilized. Of the remaining $2.2 million, you had recorded an allowance of approximately $0.1 million. In light of the above, please tell us what consideration you gave as to whether the methodology used to determine your allowances was reasonable. In this regard, we note that your allowances as a percentage of gross balances decreased for both accounts receivable and advances to suppliers at December 31, 2013.

As requested, the below discussion explains the methodology used to determine that our allowances for accounts receivable and advances to suppliers were reasonable.

Allowance for accounts receivable:

As disclosed under “Critical Accounting Policies” section, “we consider the historical level of credit losses and apply percentages to aged receivable categories when we decide the allowance for accounts receivable.” and “Collectability conditions are assessed on individual receivable accounts when we determine an allowance is necessary.” We believe such methodology used to determine our allowances for accounts receivable was reasonable.

Of the $25.3 million gross accounts receivable balance as of December 31, 2013, $4.8 million remained outstanding as of June 30, 2014. Further analysis of the balances by individual accounts indicates that approximately $3.9 million (equivalent to approximately RMB23.9 million) of the $4.8 million outstanding balance were from seven large customers who have good payment record and credit history. In other words, substantial amounts unpaid were from these seven customers. In accordance with the policy noted above, these accounts were reviewed for collectability and we concluded no additional allowance was required. Therefore, we believe that our allowance for accounts receivable as of December 31, 2013 is reasonable.

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Pamela A. Long, Assistant Director

September 16, 2014

As we increased our sales to large retailers and wholesalers with better credit record in recent years, our credit losses decreased even though our accounts receivable balances increased.

Allowance for advances to suppliers:

As disclosed under “Critical Accounting Policies” section, “our decision on whether to set aside allowance and the percentage of allowance is based on our evaluation of the credit worthiness, financial information and payment history of individual supplier.” and “In addition to the general allowance policy, we also consider specific information related to each individual supplier and utilize regular evaluation performed by our purchasing department to determine whether to record an allowance for an individual supplier.” We believe such methodology used to determine our allowances for advances to suppliers was reasonable.

Of the $11.5 million gross advances to suppliers balance as of December 31, 2013, $2.2 million remained outstanding as of June 30, 2014. Further analysis of the balances by individual accounts indicates that approximately $1.6 million (equivalent to approximately RMB 9.8 million) of the $2.2 million outstanding balance were for the prepayment of repair, maintenance and service expenses related to our buildings, facilities and equipment. These projects are expected to complete in this year and we believe these balances will be utilized. Of the remaining approximately $0.6 million that have not been utilized as of June 30, 2014, we did not think allowance was necessary as of December 31, 2013 because all of these payments were made recently at that time and there usually would be a reasonable time period before we received the goods or services. Therefore, we believe that our allowance for advances to suppliers as of December 31, 2013 is reasonable.

Our advances to suppliers balances continued to grow in recent years as we increased purchase of raw materials from a few large suppliers. For example, two of our largest suppliers accounted for approximately 46% of our total purchases in 2013. Since these large suppliers have good on-time delivery record and lower credit risks, our allowance for advances to suppliers decreased accordingly.

Our Employees, page 86

6.	Please reconcile the amounts in the first sentence under this heading and the total amount under the table, which appears to equal 192 employees as of August 21, 2014.

We acknowledge the comment and have revised the Registration Statement as requested to reflect the current number of employees as of September 16, 2014. As disclosed in that section, as of September 16, 2014, we had 192 employees.

Related Party Transactions, page 100

7.	We note your response to comment 15 of our letter dated July 25, 2014. Please advise why your prior disclosure indicated $807,265 more in purchases from Forasen Group than your revised disclosure.

Our prior disclosure stated that “In 2013, we made purchase of $4,430,170 through Forasen Group”. The prior amount of $4,430,170 was incorrect. We corrected the error and updated the registration statement on our submission dated August 25, 2014. The current disclosure is correct which states that “In 2013, we purchased $3,622,905 in raw materials from Forasen Group…”.

Underwriting, page 121

8.	Please advise us of the meaning of the qualification “subject to prior sale” regarding your underwriters offering the common shares in this offering.

We have revised the referenced sentence to delete the phrase in question, as there will be no prior sale of such shares.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9.	We note your response to comment 18 of our letter dated July 25, 2014. In a similar manner to your response, please revise disclosure to indicate the extent to which sales are recorded when delivered and accepted by the customer.

We have revised Note 2 on page F-9 to indicate the extent to which sales are recorded when delivered and accepted by the customer. The revised language reads as follows:

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Pamela A. Long, Assistant Director

September 16, 2014

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

The delivery of goods either occurred when (a) goods leave the Company’s warehouses or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery.

Under both cases, the risk of loss and/or title of goods have been passed to customer at the time of delivery. The Company does not recognize any revenue for any sale arrangement that do not transfer title and/or risk of loss. The Company’s sales cutoff for both methods is evidenced by the receipt of goods delivery either signed by the shipping company or the customer acknowledging the receipt of goods. Such document is used as the proof of transfer of title and/or risk of loss.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Note 10. Bankers Acceptance Notes Payable, page F-15

10.	We note your response to comment 20 of our letter dated July 25, 2014. Please address the following:

•	In a similar manner to your response, please expand your disclosures to discuss how you use the bankers acceptance notes as well as quantify the extent to which the proceeds from bankers acceptance notes are sent directly to vendors for payment of goods and the extent to which they are discounted to fund working capital needs;

We have revised Note 10 to address this comment. The revised Note 10 may be found on page F-16 and reads as follows:

The Company has historically either received the proceeds of bankers acceptance notes through discounting with commercial agents or had such bankers acceptance notes paid directly to vendors, in which case, the Company received no proceeds. In 2013, the Company started to discount all its bankers acceptance notes with commercial agents and then use such proceeds to fund its working capital needs, including making payments to various vendors. The proceeds from bankers acceptance notes sent directly to vendors for payment of goods were nil and $9,495,385 for years ended December 31, 2013 and 2012, respectively; and the net proceeds from bankers acceptance notes discounted to fund working capital needs were $19,636,541 and $2,181,717 for years ended December 31, 2013 and 2012, respectively.

For the years ended December 31, 2013 and 2012, the Company incurred interest expenses of $395,820 and $36,913 from discounting bankers acceptance notes, respectively. Interest expense was related to the discounting of these notes, rather than the imputation of interest on these notes. The discount rate is usually in line with the prevailing short-term bank loan rate at the time of discounting.

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Pamela A. Long, Assistant Director

September 16, 2014

•	In regards to the receivables recorded related to these bankers acceptance notes, please disclose the amount of receivables recorded as of the end of each period related to these notes and correspondingly the line item they are reflected in on your balance sheet.

Receivables account – discounting agent is used as a temporary interim account. When a bank issues notes payable to us and we endorse the notes to commercial discounting agent, we book the following journal entry:

Dr:	Other receivable – discounting agent
Cr:	Notes payable

When we receive cash proceeds from a discounting agent, we book the following journal entry:

Dr:	Cash
Interest expenses – discounting expenses
Cr:	Other receivable – discounting agent

The above transactions typically occur on the same day and the “other receivable – discounting agent” account is used for an interim recording purpose. The balances of the “other receivable – discounting agent” account are usually offset on the same day and therefore there is no remaining balance shown on our balance sheet for “other receivable – discounting agent” account as of the end of each period related to these notes. As a result, there is no period-end receivable for such transactions. The “other receivable” balances currently shown on the balance sheet are not related to these notes.

•	Please help us understand why the borrowings and repayments from bankers acceptance notes payable are the same amounts on your statement of cash flows in 2013 as it appears based on disclosures on page F-16 that some of the amounts repaid in 2013 were related to notes payable as of December 31, 2012; and

The borrowings and repayments from bankers acceptance notes payable were the same in 2013. As these notes are short-term and have a specific due date usually for a period of six months, we borrowed and repaid multiple times in 2013. Please see the rollforward of our bankers acceptance notes balances for additional information.

•	Please provide a rollforward of your bankers acceptance balances from December 31, 2011 to December 31, 2013 which agrees to the cash received and paid in the cash flow statement.

Below is the rollforward of our bankers acceptance balances from December 31, 2011 to December 31, 2013:

Bankers acceptance notes rollforward (in USD):
Balance as of December 31, 2011	$11,288,307
(+) Borrowings from bankers acceptance notes payable	11,714,015
(-) Repayments of bankers acceptance notes payable	(16,128,182)
Foreign exchange effect	186,987
Balance as of December 31, 2012	$7,061,127
(+) Borrowings from bankers acceptance notes payable	20,032,361
(-) Repayments of bankers acceptance notes payable	(20,032,361)
Foreign exchange effect	135,471
Balance as of December 31, 2013	$7,196,598

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Pamela A. Long, Assistant Director

September 16, 2014

Although the borrowing and repayment amounts in 2013 are identical, this is coincidental, as the amounts borrowed in 2012 were repaid fully in 2012 and 2013 and the balance at December 31, 2013 represents 2013 borrowings only.

Note 14. Related Party Transactions, page F-18

11.	We note your response to comment 21 of our letter dated July 25, 2014. In September 2013, Mr. Wang, who along with his wife appears to own 100% of your common stock, decided to ask USCNHK, your subsidiary, to repay $6.1 million in order to settle the outstanding balances between you and Forasen Group, which appears to also be controlled by Mr. Wang and his wife. It is unclear why the repayment of amounts due to Forasen Group by your subsidiary resulted in a reduction to your additional paid in capital of $6.1 million. Please tell us your basis in GAAP for recognizing this settlement by a subsidiary as a reduction to additional paid in capital.

The nature of this $6.1 million settlement between our subsidiaries and Forasen Group depends on the following two factors:

1)	When USCNHK completed its purchase of Tantech Bamboo from Forasen Group in March 2013, Mr. Wang and his wife, Ms. Zhang paid approximately $18.5 million to Forasen Group on behalf of USCNHK. When the purchase completed, USCNHK recorded an increase of $18.5 million in “additional paid in capital” account as Mr. Wang and Ms. Zhang indicated at that time that they had no intention to ask USCNHK to repay them the entire amount of $18.5 million. The payment was therefore considered a capital contribution to USCNHK and was consequently recorded as “Additional paid-in capital” on UNCNHK’s books.

2)	As of December 31, 2012, there was a total of $4.2 million related party receivables due from Forasen Group on Tantech Bamboo’s books. That balance had increased to $6.1 million at the time of the settlement in September 2013. For this $6.1 million, Forasen Group, Mr. Wang and USCNHK decided to settle through a three-way agreement. Based on the settlement agreement, the $6.1 million receivables owed by Forasen Group to USCNHK’s subsidiary, Tantech Bamboo will be repaid by Mr. Wang since Mr. Wang and his wife own 100% of Forasen Group. As mentioned in #1, Mr. Wang and his wife made payment of $18.5 million on behalf of USCNHK when USCNHK acquired Tantech Bamboo from Forasen Group. Mr. Wang requested that USCNHK return $6.1 million of the $18.5 million payment to allow him to repay what Forasen Group owed Tantech Bamboo. When USCNHK paid back the $6.1 million to Mr. Wang, that repayment effectively reduced the amount of the initial capital contribution to USCHNK, which resulted in a reduction to the “additional paid-in capital”.

Please note that the repayment of the $6.1 million was not from USCNHK to Forasen Group directly. It was the repayment from USCNHK to Mr. Wang and subsequent use of the money to settle the receivables owed by Forasen Group to Tantech Bamboo, USCNHK’s subsidiary.

Alternate Pages- Outside Front Cover Page of the Prospectus

12.	Please disclose the fixed price at which the selling shareholder will sell prior to a market developing in the securities.

We have clarified in the Registration Statement that the selling shareholder will not sell any shares prior to a market developing in the securities by adding a sentence in the first paragraph on the alternate cover page reading “The selling shareholder will not sell any shares prior to a market developing in the securities.”

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Pamela A. Long, Assistant Director

September 16, 2014

13.	You state here and in your “Plan of Distribution” that the selling shareholder “may sell its shares from time to time at the market price” in the market or in privately negotiated transactions. We note that you have not checked the box on the cover of the registration statement indicating that securities are being registered that are to be offered pursuant to Rule 415, nor included the undertakings in Item 512(a) of Regulation S-K. Please revise.

We acknowledge the comment and have revised the Registration Statement as requested to clarify that the selling shareholder shares may be sold in a continuous offering. We have also included the undertakings in Item 512(a) of Regulation S-K. The revised undertakings may be found on page Part II-3 and read as follows:

Alternate Pages- Inside Front Cover Page of the Prospectus

14.	You refer here to “the underwriter.” As this resale offering so not underwritten, please remove these references.

We acknowledge the comment and have revised the Registration Statement as requested to remove such references.

Thank you in advance for your assistance in reviewing this response and the Registration Statement.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang
Ningfang Liang

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